Conformed Copy





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT



                        Pursuant to Section 15 (d) of the
                         Securities Exchange Act of 1934

                      For the Year Ended December 31, 2002

         THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
                            (Full title of the Plan)


                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                     2 PARAGON DRIVE, MONTVALE, NEW JERSEY  07645
----------------------------------------------------------------------------
                      (Name of issuer of the securities held
                      pursuant to the Plan and the address
                       of its principal executive office)



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           THE GREAT ATLANTIC & PACIFIC
                                           TEA COMPANY, INC.



Date:  June 30, 2003                       By  /s/Brenda M. Galgano
                                               -----------------------------
                                               Brenda M. Galgano
                                               Vice President and Controller

           THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN



                    Financial Statements for the Years Ended
                           December 31, 2002 and 2001





                    Prepared for filing as part of the Annual
                     Return/Report of Employee Benefit Plan
                                   (Form 5500)

           THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN





                                 TABLE OF CONTENTS
----------------------------------------------------------------------------

                                                                      Page

REPORT OF INDEPENDENT AUDITORS ............................            2


INDEPENDENT AUDITOR'S REPORT  ............................             3


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
  DECEMBER 31, 2002 AND 2001 ..............................            4


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  FOR THE YEAR ENDED DECEMBER 31, 2002.....................            5


NOTES TO FINANCIAL STATEMENTS..............................            6

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
  (HELD AT END OF YEAR) ...................................           11


------------------------------------------------------------------------

                         Report of Independent Auditors

To the Participants and Administrator of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan (the "Plan") at December 31, 2002 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan as of December 31, 2001 were audited by other independent auditors whose report, dated June 21, 2002, expressed an unqualified opinion on those financial statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i- Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
June 27, 2003
Florham Park, NJ

INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan:

We have audited the accompanying statement of net assets available for benefits of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan (the "Savings Plan") as of December 31, 2001. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of net assets available for benefits provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.




/s/Deloitte & Touche
June 21, 2002

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                                  SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2002 AND 2001





                                           2002                    2001
                                     -----------------        --------------
Assets:

  Investments-at fair value
   (Note 3)                            $247,487,857             $275,676,005

  Receivables:

       Participant contributions                  -                  124,636
                                       ------------             ------------


    Total Assets                        247,487,857              275,800,641
                                       ------------             ------------

Liabilities:

  Accrued expenses                           (1,125)                    (625)
                                       ------------             ------------

  Total Liabilities                          (1,125)                    (625)
                                       ------------             ------------

Net assets available for benefits      $247,486,732             $275,800,016
                                       ============             ============




                     The accompanying notes are an integral
                       part of these financial statements.

                 THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                                  SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2002




                                                                  2002
                                                              -------------

Investment loss:
   Net depreciation in fair value of
      investments (Note 3)                                    $(38,069,733)
   Interest income                                               5,861,370
   Dividend income                                               2,366,728
   Other income                                                    774,720
                                                           ---------------
                                                               (29,066,915)

Contributions:
   Participants                                                 17,495,120
   Employer                                                      5,661,310
                                                           ---------------
                                                                23,156,430

      Total investment loss and contributions                   (5,910,485)
                                                           ---------------


Benefits paid to participants                                   22,383,220
Administrative expenses and other                                   19,579
                                                           ---------------

      Total deductions                                          22,402,799
                                                           ---------------

      Net decrease in net assets available for benefits        (28,313,284)

Net assets available for benefits:
      Beginning of year                                        275,800,016
                                                           ---------------

      End of year                                             $247,486,732
                                                           ===============





                     The accompanying notes are an integral
                       part of these financial statements.

          THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
          -----------------------------------------------------------



1. PLAN DESCRIPTION

      The following description of the Great Atlantic & Pacific Tea Company, Inc. ("Company") Savings Plan ("Savings Plan") provides only general information. Participants should refer to the Savings Plan agreement for a more complete description of the Savings Plan's provisions.

      The Savings Plan is a voluntary defined contribution plan of the Company. The Savings Plan was formed effective January 1, 1991 by the merger of the Savings Plans of the following affiliates of the Company:

         The Borman's Employees' Savings Trust
         The Shopwell, Inc. Savings Plan for Non-Union Employees
         The Waldbaum's, Inc. Management Savings Plan, and
         The Waldbaum's Food Mart Management & Staff Deferred Salary Plan

      The employee and Company matching contributions of the Great Atlantic & Pacific Tea Company, Inc. Retirement Savings Plan ("RSP") were transferred to the Savings Plan effective September 30, 1991.

      Effective March 1, 1995, the Company merged The Great Atlantic & Pacific Tea Company, Inc. Employees' Thrift Plan (the "Thrift Plan") into the Savings Plan. As a result of the merger, Thrift Plan investment account balances were transferred to the existing Savings Plan investment accounts.

      The Savings Plan was amended effective October 1, 1998, resulting in changes in the investment of contributions and changes in investment options. Effective October 1, 1998, employee and employer contributions under the Plan are invested initially as elected by the participant. All subsequent changes to the investment of such contributions shall be made in 5% multiples in one or more investment funds only once in any one month period. Participants may also change his or her investment options with regard to future contributions once in any one month period.

      The Savings Plan covers employees of the Company who are not covered by a collective bargaining agreement and who were (a) participants in one of the prior merged plans, unless the collective bargaining agreement specifically states otherwise, as of December 31, 1990 (September 30, 1991 for the RSP and March 1, 1995 for the Thrift Plan), or (b) completed at least one year of service (1,000 hours in a 12-month period) if age 21 or older or five years of service if under age 21 at the time of employment.

      Eligible employees have the option to contribute from 1% to 16% of their base compensation to the Savings Plan. An employee's before tax contribution may not exceed 8%, while the after tax contribution may be from 1% to 20% of base compensation. The Internal Revenue Service limits the maximum amount a participant may contribute. The Company matches 50% of employees' contributions up to 6% of their compensation.

      Participants direct the investment of their contributions into the plan, as discussed in Note 3, which includes various investment options offered by the Savings Plan. Employee contributions may not be allocated to the Employer Stock Fund. Participants are always 100% vested in their contributions and become fully vested in the Company's matching contributions after five years, in accordance with the following schedule:

                                                             Vesting Percentage
                                                             ------------------
              Less than 2 years                                      0%
              2 years but less than 3 years                         25%
              3 years but less than 4 years                         50%
              4 years but less than 5 years                         75%
              5 years or more                                      100%

      Participants receive the value of the vested portion of their account balance when they leave the Company for any reason other than death, in which case a beneficiary would receive the benefit. Participants may generally withdraw unmatched after-tax contributions once during any 12 month period but may withdraw unmatched before-tax contributions only in the case of "financial hardship" as defined in the Plan.

      For the year ended December 31, 2002, forfeited nonvested accounts totaled $142,551. These accounts will be used to reduce future employer contributions.

      Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 5.75% to 10.50%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions.


2. SIGNIFICANT ACCOUNTING POLICIES

      The significant accounting policies followed by the Savings Plan are as follows:

o The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

o The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

o The Plan's investments are presented at fair value using quoted market prices. In instances where quoted market prices are not available, the fair value of investments is estimated primarily by banks, independent investment brokerage firms and insurance companies.

o         Purchases and sales of securities are recorded on a trade date basis.
          Dividends are recorded on the ex-dividend date.

o Expenses - Administrative expenses of the Plan are paid by either the Plan or the Plan's Sponsor, as provided in the Plan document.

o Payment of Benefits - Benefit payments to participants are recorded upon distribution.

o Risks and Uncertainties - The Plan provides for various investment options. The Plan's mutual funds invest in various securities including U.S. government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

3. INVESTMENTS

      The following table presents investments, all of which are publicly traded, except for the A&P Stable Value Investment. Investments that represent 5 percent or more of the Plan's net assets are separately identified by (*).



                                                                          December 31, 2002              December 31, 2001
                                                                     --------------------------     -------------------------

        A&P Stable Value Investment (*)                                  $     106,679,754              $     100,560,575
        Prudential Stock Index Fund I (*)                                       52,078,104                     73,596,940
        PIMCO Total Return A (*)                                                25,138,941                     19,415,531
        AIM Balanced A Fund (*)                                                 18,996,787                     26,795,351
        John Hancock Small Cap Value A Fund (* for 2001 only)                    7,782,833                     14,894,907
        Amer Funds EuroPacific Growth A                                          9,787,599                     11,285,605
        MFS Massachusetts Investors Growth Stock A                               9,369,197                     11,461,405
        Alliance Growth & Income A                                               9,753,736                     12,792,753
        Lord Abbett Mid Cap Value Fund                                           2,956,622                              -
        A&P Stock Fund                                                             329,868                      1,104,592
        American Balanced Fund                                                     605,376                              -
        Loan Fund                                                                4,009,040                      3,768,346
                                                                         -----------------              -----------------
                                                                              $247,487,857                   $275,676,005
                                                                         =================              =================




      During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $29,066,915 as follows:





        Interest income - A&P Stable Value Investment    $      5,541,295
        Interest income - other                                   320,075
        Dividend income                                         2,366,728
        Other income                                              774,720
                                                         ----------------
                Total income                                    9,002,818
                                                         ----------------

        Net (depreciation) appreciation in fair value of investments:
           Prudential Stock Index Fund I                      (16,739,208)
           PIMCO Total Return A                                   388,474
           AIM Balanced A Fund                                 (5,168,011)
           John Hancock Small Cap Value A Fund                 (7,377,140)
           Amer Funds EuroPacific Growth A                     (1,619,554)
           MFS Massachusetts Investors Growth Stock A          (3,466,749)
           Alliance Growth & Income A                          (3,538,406)
           Lord Abbett Mid Cap Value Fund                         128,176
           A&P Stock Fund                                        (672,165)
           American Balanced Fund                                  (5,150)
                                                         ----------------
                Net depreciation                              (38,069,733)
                                                         -----------------
                    Net investment loss                  $    (29,066,915)
                                                         ================


4. RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of a common collective trust and mutual funds managed by Prudential Trust Company. Prudential Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain administrative functions are performed by the officers and employees of the Company (who may be participants in the Plan) at no cost to the Plan. These transactions are not deemed prohibited transactions because they are covered by the statutory administrative exemption from the Internal Revenue Code's and ERISA's rules on prohibited transactions.


5. PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, each participant would receive the value of his or her interest in the trust funds attributable to both participant and employer contributions for all years of participation.


6. FEDERAL INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by letter dated June 19, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended to reflect the provisions required by the Small Business Job Protection Act ("SBJPA"), since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.



                                  THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN

                                 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)







                                            Description of Investment
                                            including maturity date, rate of
Identity of Issue, Borrower,                interest, collateral, par or
Lessor, or Similar Party                    maturity value                              Cost                       Current Value
-----------------------------------         --------------------------------        ------------                   -------------
Wells Fargo Bank Minnesota, N.A.            A&P Stable Value Investment              $96,625,571                    $106,679,754
Prudential Mutual Funds (*)                 Prudential Stock Index Fund I             76,476,315                      52,078,104
AIM Balanced Fund A                         AIM Balanced Fund A                       26,649,584                      18,996,787
PIMCO Total Return A                        PIMCO Total Return A                      24,933,744                      25,138,941
MFS Massachusetts Investors Growth          MFS Massachusetts Investors Growth
     Stock A                                     Stock A                              14,309,234                       9,369,197
Alliance Growth and Income A                Alliance Growth and Income A              12,965,709                       9,753,736
Amer Funds Euro Pacific Growth A            Amer Funds Euro Pacific Growth A          12,187,291                       9,787,599
John Hancock Small Cap Value A              John Hancock Small Cap Value A            11,485,555                       7,782,833
Lord Abbett Mid Cap Value Fund              Lord Abbett Mid Cap Value Fund             2,828,989                       2,956,622
American Balanced Fund                      American Balanced Fund                       607,739                         605,376
A&P Stock Fund (*)                          A&P Stock Fund                               409,045                         329,868
Participant loans                           5.75% - 10.50%                                     -                       4,009,040







(*) Party-in-interest



                                                                  Exhibit 23.1

                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in Registration Statement No. 2-92428 on Form S-8, Post Effective Amendment No. 7 to Registration Statement No. 2-59290 on Form S-8 and Post Effective Amendment No. 3 to Registration Statement No. 2-73205 on Form S-8 of our report dated June 27, 2003, appearing in the Annual Report on Form 11-K of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan for the year ended December 31, 2002.

/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Florham Park, NJ
June 27, 2003

                                                           Exhibit 23.2



INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 2-92428 on Form S-8, Post Effective Amendment No. 7 to Registration Statement No. 2-59290 on Form S-8 and Post Effective Amendment No. 3 to Registration Statement No. 2-73205 on Form S-8 of our report dated June 21, 2002, appearing in the Annual Report on Form 11-K of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan for the year ended December 31, 2002.


/s/ Deloitte & Touche LLP
-------------------------
Parsippany, New Jersey
June 27, 2003

                                                            Exhibit 99.1



                Certification Pursuant To 18 U.S.C. Section 1350,
                             As Adopted Pursuant to
                  Section 906 of the Sarbanes-Oxley Act of 2002


In connection with the Annual Report of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ann Marie Phillips, Vice President - Benefits (Plan Administrator), President and Chief Executive Officer, of The Great Atlantic & Pacific Tea Company, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.




June 27, 2003                            /s/ Ann Marie Phillips
                                         -------------------------
                                         Vice President - Benefits
                                         (Plan Administrator)